SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

MediaMind Technologies Inc.
(Name of Subject Company)

MediaMind Technologies Inc.
(Name of Person(s) Filing Statement)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

58449C100
(CUSIP Number of Class of Securities)

Vered Raviv-Schwarz
General Counsel and Corporate Secretary
135 West 18th Street, 5th Floor
New York, NY 10011
(646) 202-1320
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:
William Aaronson
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017
(212) 450-4000

☒        Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

The attached powerpoint presentation and transcript are from a meeting held at the Herzliya, Israel offices of MediaMind Technologies Inc. (the “Company”) on June 16, 2010. The meeting was transmitted to employees of the Company around the world by webcast. Gal Trifon, the Chief Executive Officer of MediaMind, addressed employees of the Company on various issues at the meeting. Some employees of the Company who work for the Company in Israel were at the meeting in person and also received the attached handout.

Forward Looking Statements

This attached materials contain forward-looking statements that are not historical facts. These statements include descriptions regarding the intent, belief or current expectations of the Company or its officers with respect to the future consolidated results of operations and financial condition of the Company, the continued global growth of digital advertising, the Company's ability to continue to gain market share and capitalize on the anticipated global growth of digital advertising and the Company’s ability to execute its strategic plans, including consummation of the M&A transaction announced herein. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties, and other factors that may cause actual results, performance or achievements to be materially different from those expressed or implied in the forward-looking statements as a result of various factors and assumptions, including factors discussed under the heading “Risk Factors” in our final prospectus related to the Company’s initial public offering filed on August 12, 2010, the Company’s Annual Report on form 10K filed on March 8, 2011 and additional reports the Company files with the Securities and Exchange Commission.

Strategic Company Update

Gal Trifon | CEO

June 16th 2011

mediamind™
Eyeblaster. Evolved.

© 2010 MediaMind Technologies Inc. | All rights reserved

[GRAPHIC OMITTED]

[GRAPHIC OMITTED]

[C] 2010 MediaMind Technologies Inc. | All rights reserved

[GRAPHIC OMITTED]

[] Market leader in TV ad trafficking and delivery

[] Serving over 5,000 advertisers and agencies

[] Connected to more than 28,000  media outlets

[] Long history of media innovation

[] Strong relationship with digital video leaders

[] Owner of Unicast

[GRAPHIC OMITTED]

[C] 2010 MediaMind Technologies Inc. | All rights reserved

Why Join Forces with DG?

[GRAPHIC OMITTED]

1. Growing addressable opportunity

2. Further differentiating in the marketplace

3. Positioning for future breakthrough in TV

[GRAPHIC OMITTED]

[C] 2010 MediaMind Technologies Inc. | All rights reserved

Growing Addressable Opportunity

Huge Cross Selling Options

[] Cross sell platform to DG's impressive tier-1  advertiser base

[] Package and cross sell online video for TV buyers

[] Empower DG's international expansion

Offices

Leadership

Relationships

[GRAPHIC OMITTED]

[C] 2010 MediaMind Technologies Inc. | All rights reserved

Further Differentiating in the Market

Reinforce our neutral stance

[GRAPHIC OMITTED]

[] An increasingly important factor

[] MDMD challenged due to scale

[] DG committed to MediaMind's ongoing momentum

[] Jointly represent a neutral powerhouse

[GRAPHIC OMITTED]

[C] 2010 MediaMind Technologies Inc. | All rights reserved

Further Differentiating in the Market (cont)

Best of both worlds in Rich Media and Video

[] Strong platform

[] Strong creative services

[] Agency excellence

[] Publisher excellence

[] Combined expertise  in mobile, video

[GRAPHIC OMITTED]

[GRAPHIC OMITTED]

[C] 2010 MediaMind Technologies Inc. | All rights reserved

Positioning for Future Breakthrough in TV

- TV is critical and growing - exceeded 30% in 2010
- Exciting path to revolutionize TV advertising
  - Targeting
  - Measurement
  - Optimization
  - Creative formats
- Perfect fit to our cross channel

TV Ad Spending as Share of All U.S. Advertising
1948-2010
Spending in Billions
$350
$300
$250
$200
$150
$100
$50
35%
30%
25%
20%
15%
10%
5%
TV Share
1948
1953
1958
1963
1968
1973
1978
1983
1988
1993
1998
2003
2008
TV Ad Spending
All Other Ad Spending
TV Share of Ad Spending

mediamind™

© 2010 MediaMind Technologies Inc. | All rights reserved

Positioning for Future Breakthrough in TV

[] TV is critical and growing - exceeded 30% in 2010

[] Exciting path to revolutionize TV advertising

[GRAPHIC OMITTED]

[] Perfect fit to our cross channel vision

[GRAPHIC OMITTED]

[GRAPHIC OMITTED]

[C] 2010 MediaMind Technologies Inc. | All rights reserved

Transaction highlights

[] $22  per share representing solid premium

[] ~$520MM  in company value

[] Doubled IPO value in less than a year

[] Closing due in Q3 2011

[] Structured around MediaMind's strengths and strategy

[GRAPHIC OMITTED]

[C] 2010 MediaMind Technologies Inc. | All rights reserved

What does it Mean to the MediaMinder?

[] A stronger environment to flourish in

[] No change in objectives and focus

[] No change in management

[] Vested options will be cashed out

[] Unvested options will be swapped with DG options

[GRAPHIC OMITTED]

[C] 2010 MediaMind Technologies Inc. | All rights reserved

mediamind™

Eyeblaster. Evolved.

© 2011 MediaMind Technologies Inc. | All rights reserved

These materials are for informational purposes only and are not a recommendation or solicitation with respect to the tender off to be commenced by DG FastChannel, Inc. for all of the outstanding shares of common stock of the Company. At the time the planned offer is commenced, an affiliate of DG FastChannel, Inc. will file a tender offer statement on Schedule TO with the Securities and Exchange Commission (the “SEC”) and the Company will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the planned offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials will be made available to stockholders of the Company at no expense to them. In addition, all of those materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s Web site: www.sec.gov and may also be obtained by contacting the information agent for the tender offer (when one is selected) or by contacting the Company’s Investor Relations Department at (212) 871-3953.

Gal Trifon:
Ok, well.  Good morning, good afternoon everyone.  Maybe we should have Tom call in just to review things.  Thanks for taking the time on such short notice.  This is exciting news we share here and there was really no way for us to provide more of a notice and prepare you for this exciting news earlier.  So I appreciate everyone tuning in and I will have – I will do what I can to provide as much information as possible given the fact that the entire team here didn’t sleep for two weeks and [unintelligible] just to the intensity of the event is just overwhelming completely.

So, this is a very exciting day for us.  12 years MediaMind is indeed managing to have a conference call.

Audience:	Laughing

Gal Trifon:	Ok. MediaMind is being acquired by a company called DG or DG FastChannel. That is very exciting news for us for reasons I will explain right now.

To start by telling you who DG is.  DG is a leader.  A clear number one market leader in delivery of TV advertising.  Their product allows advertising agencies to deliver the TV commercial to thousands of TV networks, and it is really the backbone of how everyone sees commercials in North America, US, Canada and in the UK and in the future globally.  It will replace many manual systems with a digital network, that is working with the production houses on producing ads, sending these ads to the publishers, delivering them and managing the entire process.  Sounds familiar, because it is familiar. Very similar to what we are doing for online advertising that is what they are doing for TV advertising.  They are the ad server for TV advertising.

They working with all the premier advertisers you know very well.  There are over 5,000 large brand advertisements using their systems to communicate with consumers.  They worked with over 28,000 different TV networks who deliver the advertising.  They have a very significant track record of innovating in advertising.  The founder of the company is Scott Ginsburg.  The founder of the company called Clear Channel.  The company that has constructed radio advertising and owns most of radio media nowadays and is spreading to many other radio advertising.  They also have a great record in acquisition.  The company has grown up through acquisitions.  Over 11 of them were successfully executed building really a very, very robust network and they have very

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good as result of their TV shows, TV food holder, very good relationship with the entire online video food chain. With the publisher, with the content producer, and so on. They are also, just a minor fact that the owner of QV Cast. DG had been looking at a strategy to expand what they do to all of our advertising for many years, they have been under pressure by TV advertisers to allow them to expand their campaign management into online. They have been following us for many, many years. The founder of styles and the entire management team has really become very familiar with us and very excited about MediaMind unique position. Throughout these years there was just no opportunity for us. We always believe that we do we do well, which is just continue to and build skill to improve our strategy in the connection to DG at time was just not a priority for us.

But now DG came up and presented a very compelling opportunity for the company.  A process evolved and we ended up deciding to move ahead and sell the company to DG.  Which we are very excited about, and this is really the reason why.  We feel that together we present a much, much bigger opportunity.  MediaMind with DG will be able to expand the size of the market that we serve and I will talk about that in a few minutes.  We will also be able to differentiate ourselves more successfully.  The company we know we’ve been talking about neutrality as a major benefit in class compared Google.  I know that everybody believes that our neutrality is enough to offset the readily scale of the business compared to a company like Google.  So by doing this we become a lot stronger.  I will talk about that.  We will also differentiate ourselves in our heritage field of bridge media.  We’ll talk about that too, and then the greatest news about this is that we create a much, much more strategic agenda for the company to be the first and a more successful leader in the convergence of television advertisement and all other advertising.  The # 1 and # 2 advertising channels in the world will become one through the MediaMind platform in the future.  They own TV, we own our line and together we can build a system that will help advertising look at the two as one, which many of us are very used to as consumers.  We are starting watch TV on our computer.  Starting to watch digital content on our TV and so on and so forth.  So big, big vision of opportunity for all of us to continue and develop our capabilities as a company and individually.  So about the opportunity itself, why we are so excited?  Those are three things we can do very quickly to make MediaMind more

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larger and more successful.

1.  It’s just the list of advertisers they have.  They work much more closely with the advertisers directly and with their agencies, and they have much larger agreements with these companies who are all extremely confident with their capabilities, and what they promise to do is to bring us all to these places and secure strategic relationships that the company right now doesn’t have.  So we are excited about upselling the audience the premiere advertising of DG with the MediaMind platform.  The existing solution that we provide.

2.  Is that we are looking to build a very compelling solution for online video. MediaMind is now [unintelligible] certified thanks to many people here who worked on building products and many people around the world waiting to certify themselves to publishers.  But we move very slowly and it’s not really been the fore driver for our business.  Having access to the full majority of off TV advertisement to the players of the media side to the actual gaskets that are built to deliver TV commercials gives us an edge that no other company on the digital side of the world has.  This practically opens the door to MediaMind to become the #1 online video company in the world and we would be very focused on leveraging this opportunity in the very near term.  Creating capability to help TV advertisers deliver online video.

3.  Is the fact that DG is really focused on global expansion but having so far limited exposure, and they are extremely impressed with how MediaMind built technology, delivers great experience while also manage to make it global.  Very few companies in our space, very few companies in their space manage to do things so globally as we did.  Being in so many places, working as team to serve as advertisers on a global regional basis and that’s very exciting to them.  It’s something they want to leverage and we are going to help them establish presence, introduce their solution into new markets one by one, very carefully.  Obviously without disturbing what we do, but together we create a dynamic opportunity, we create a much bigger immediate opportunity for the growing consumer .  Talking about differentiation, neutrality, the return differentiation that we been highlighting – so yes, it is becoming a more and more factor.  We hear from agencies that they are concerned about Google.  We hear from advertisers that they are concerned about Google and certainly from publishers.  So they really don’t know that they

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have a strong enough alternative. They all like us, but they ask if we are big enough. It will be here. All these questions really slow down migration of clients away from [unintelligible] to us, and we believe by creating a larger preformat scale for the business with the resources, with the opportunity to do M&A much more broadly would be benefitting the product, and by partnering with the company that is as neutral as we are, we’re going to benefit from a greater mutual division, to be able to benefit from market share expansion a whole lot more rapidly. We also are very excited about the fact that DG’s entire digital strategy is built on MediaMind strategy. We don’t need to do anything deeper if we don’t want to, but if we want to, we will have much more resources to do it. So, they trust that we’ll have a great pass to build a platform of the future and we can only stand behind them. Introduce us to their clients, give up more resources, allow us to think less about the public constraint and just focus on executing, we will a lot more successful. Now if we choose to focus on own TV earlier we will have the opportunity to do it. If we choose to focus on any other area, digital media we will have the opportunity to do it, and that was the most exciting factor for Ofer, for myself, for the entire management in doing this. We are guaranteed to have more [unintelligible] and more resources to execute our strategy and to really construct the advertising world even more. Nothing stops here. This is not the end of the story. This is not, we have been asked about this lately. This is just an opportunity just like the IPO to do things faster and more aggressively, more successfully, and that was very important to us to be able to deliver this message to all of you here and all other parts of the world. This opportunity with MediaMind will only become more exciting and will guarantee the investment in the business, in the culture will just continue to be factor from here.

Another point of differentiation in bridge media.  Where we are known for a strong technology and a very committed by-side focus.  In a company like UNICAST that we’ve become very familiar with – UNICAST was there when we started. They were huge, and they have become a lot smaller.  But under DG since they were acquired a few years ago they have become a lot more successful and directed by differentiating themselves in being publisher focused and circuit focused.  They have not built the technology that we did.  They have not covered the agencies like we do.  They simply held publishers like [unintelligible], build bridge media format and

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service large advertising, and then just in terms of the management interaction. The dilemma that we face every week. Nick will come to us, Joe will come to us, a lot of the emerging market [unintelligible] will come to us and say ‘We want to be able to provide more service. We want to be able to work directly publishers more,’ and we have the think, if that is the company strategy. Is it something we can prioritize and invest in, and the answer for the most part has been no we can only invest in that on a very limited basis, and we think publishers like Microsoft move control something to bridge media to a company like UNICAST. Together with UNISCAST we will become more publisher committed, we will become more service committed, again without any compromise in our neutrality, this is not different than how Mediamark worked MSN for many years. It is just much more enabled from the service standpoint and a focus standpoint. So anything we do, we’ll just have a stronger publisher presence to it and a stronger service presence to it, and by that we look to really catch up and differentiate the rich media category. Still very significant opportunity to the Company. The future, so, a little to say about TV advertising. Uhhh, people were assuming the TV will decline, but it is actually growing very fast. It is not all characterized as traditional media. It is still leisure time for many, many people. Some of it is shifting towards being consumed on the net, some of it is shifting towards different devices. The reality that TV has been an entertainment activity continued to dominate. It is how people spend time around the world to a great degree, and what we look to do is to find ways to bring the benefit of online advertising to the TV domain. To make TV advertising more relevant, more flexible, more creative, more drastic, to be able to measure it more successfully, to optimize it automatically. Everything that advertisers have learned to appreciate in the online domain in the future should be available very clearly on the TV domain as well. Right now their company is trying to disrupt the TV ecosystem. So they don't have anything to do with online, but they don’t know how to serve it, they don’t know how to target and how to optimize, and then their company is focused on online, they don’t do TV. To be a company that’s a strong presence on both ends and to start building from both ends the strategy towards creating a single end to end platform that will construct advertising closely different. A huge channel is a very, very significant opportunity for us. So all together just to mention how we end up being the company that acquired the $22 a share a little bit more would have been 170% return

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on the IPO so we doubled our value almost in, how long has it been, 10 months? In 10 months the company doubled its value to shareholders. Anyone ever investing in MediaMind shares have seen a great return. There’s not been a single share that were sold today as far as I know, uhhh, for more than $17.08. The is highest price of transaction with MediaMind ever. So there is not a single person that should be complaining about this bill from an immediate return stand point. It values us at over half a billion dollars, which is great and all of you should be very, very proud. There has not been many examples of companies, in the digital advertising industry, technology overall has managed to create so much value. And for us again, the opportunity to create even more value in the future.

We, expect to close this in the third quarter, there is a little work for us to do in terms of the process, but we are sure we will get there.  It is a matter of time, but we have to patiently wait and until we close we will continue to operate at MediaMind and do what do while exploring how to benefit and be different.  I don’t have great answers for exactly what the integration would look like, but what I do know is that MediaMind will strive in digital media strategy, will have full authority over everything we do.  No one is going to disrupt us in terms or changing our plans, looking at our structure.  Quite the opposite, we will assume a lot more responsibility.  We will assume technology responsibility for other areas of DG business.  We will become the operators for UNICAST and UNICAST will report to me and that will be a great asset for the company.  So all this is great news for us to guarantee the future, and then what it means for all of you participating in this call.  First of all it means that we have a lot to thank for and I want to before we finish to take advantage of this opportunity to say a big thank you to everyone.  This has certainly been and will continue to be a great opportunity for me and I feel completely invigorated to have the opportunity to work with so many great people that are so committed to helping build a company that is global and is innovating and to really feel the foundation for us to continue and innovate for many more years.  So a big thank you.  And you should know that we will offer very dynamic, innovating, exciting opportunity for anyone the part of the MediaMind family, now I need the future.  That’s a commitment.  Nothing changes as far as the opportunity to innovate and to do it all in one with the resources and capacity that we will have.

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Ah, we’re not going to change our focus right now, we’re going to selectively choose where to leverage the joint passage.  So if we feel that because of this partnership we should prioritize online video more aggressively, that’s the plan.  Otherwise we’re continuing to do what we do and lead the visually media strategy for DG.  I’ll be the Chief Visual Officer for DG and Ofer will remain the chief solutions officer for DG and the management team of the company will remain very focused on what they do, with a larger group of people and with a lot of exciting opportunities.

So, a lot more of a momentum in the future.  Be sure of your actual equity, anyone who has equity that is vested will actually be cashed out, will be receiving $22 per share on every option that you have, which I hope for many of you will present a great return.  I know that there are people working in this company who are ten years.  Twelve years, wow.

Audience:	[Laughing]

Gal Trifon:
Well after seeing, I can only imagine [laughing], I can only imagine what the return on the investment is for [unintelligible] but it certainly has been proving itself very attractive and I’m sure he will continue to in the future.  The non-vested equity we will roll over to DG and continue on the same basis.  So your timing, your strike price, everything will manage itself in a way that if we create a new opportunity they will soon be able to continue and benefit from it.  Nothing stops here and while it’s sufficient when we become one to be granted options, in the future there will be compensation and benefit and there will be full interest to keep everyone motivated and happy in this very competitive market.

So, what I’ll do really, just want to say thank you again and there’s not much more to say.  This is typically not the best form of opportunity but we do – we did prepare.  Thanks to Ruth and to Vered and Sarit.  A few when they leave frequently ask questions.  At least they will be published.  The press release will also be made available to you.  There will be additional calls for people that didn’t make this call just because of the short notice, handled by others.  I’m going to have to watch the participating investor relation activities with DG to tell our side of the story, probably investors who will be excited to hear what’s going on.  These type of situations typically go under pressure in short term, everyone expect to understand what’s going on before they build their

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confidence, but I’m sure that this will be very, very exciting news to everyone involved. So big thank you, I hope you you’re as excited as I am. I hope you’re not as tired as I am and have just a phenomenal afternoon and morning in North America and noon in [unintelligible] and I look forward to celebrating this with everyone of you in person. Thank you very much.

Audience	[Clapping]

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➢	Who is DG?
DG FastChannel®, Inc. (now known as DG) (NASDAQ: DGIT), is a leading provider of digital media services to the advertising, entertainment and broadcast industries.
Founded in 1991, DG has over 1100 employees with several offices located across the US as well as in Toronto and London.
DG has a strong footprint in the digital delivery of TV advertising, providing innovative technology-based solutions to the advertising, broadcast and publishing industries.  The Company serves more than 5,000 advertisers and agencies through a media distribution network of more than 28,000 radio, television, print and Web publishing destinations throughout the United States, Canada and Europe. DG utilizes satellite and internet transmission technologies, creative and production resources, digital asset management and syndication services that enable advertisers and agencies to work faster, smarter and more competitively. Through its Unicast, SourceEcreative, Treehouse and Springbox operating units, DG also offers a wide roster of services ranging from custom rich media solutions and interactive marketing to direct response marketing and global creative intelligence.  More information about the company is available at www.dgit.com.

➢	Why was DG interested in acquiring us?
DG was impressed by our team, our position as an online advertising leader and innovator and our global reach.
This acquisition combines DG and MediaMind's highly regarded, complementary platforms, creating a single solution for advertising creation, distribution, and monitoring for cross-platform campaigns.
Together with our combined advertiser and publisher reach, the combined company will be well positioned to gain additional market share and drive long term growth.
DG is particularly interested in our global footprint, including fast growing markets and is looking to accelerate growth in Latin America, Asia and EMEA significantly faster than it would be able to do as a stand-alone entity.
This acquisition creates a broader and deeper global presence for DG. Together, DG and MediaMind will have 56 offices, including Partners, and a global network for advertising and online operations.

➢	Why is MediaMind interested in joining forces with DG?
DG is a market leader in digital delivery of TV advertising with a long history of media innovation. DG has executed several successful acquisitions in the past.
DG is also the owner of Unicast.  By combining our companies, MediaMind will be in charge of Unicast and immediately gain access to additional market share.
DG will allow MediaMind to grow its addressable opportunity with remarkable cross-selling opportunities, while reinforcing our neutral position in the industry.
It will allow us to provide a one-stop-shop cross channel platform for our clients – the advertisers and advertising agencies.
TV ad spending is growing, providing an additional growth opportunity. DG opens up to us an entire world of opportunities around TV ad spending, optimization and analytics perfectly aligned with our cross-channel vision.

In addition – a share price of $22 presents a premium of nearly 100% over our IPO price less than a year ago, and a great return on investment for our shareholders.

➢	Is the acquisition complete?
No. The parties signed a definitive agreement, pursuant to which DG agreed to buy our shares for $22 per share, but the agreement is expected to close in 45-60 days. DG will launch a tender offer in a few days, requesting shareholders to tender their shares for $22. Major shareholders and officers have already committed to tender their shares to DG.
This means that until closing MediaMind will continue to operate as is.

➢	Is MediaMind still a public company? What will happen after closing?
MediaMind is still a public company until the transaction closes. After closing, once shares are acquired by DG, MediaMind will become a private company, but a wholly owned subsidiary of DG, a public company traded on NASDAQ.

➢	How will MediaMind operate after closing?
DG intends to maintain MediaMind as its digital advertising technology division and allow us to continue to innovate, develop and promote our leading digital advertising solutions as well as explore and cultivate additional technology solutions. The current MediaMind management team will continue to lead this initiative, as we did during the past 12 years.

We believe that by joining forces with DG, we will provide our employees with a broader, stronger, more diversified environment in which to flourish, while introducing new and exciting development opportunities.

➢	Are we still subject to blackout?
Yes, the company is still under the blackout period and you should not trade your stock or exercise and sell your options. As a reminder – exercising options without selling the underlying stock is permitted.

➢	If I own options, what will happen to them?
All vested options will be cashed out by DG, which means that you will receive your net gain from the options in cash ($22 minus your exercise price per option) less applicable taxes.
Example:
An employee has 1000 vested options with an exercise price of $10.
At closing he will be paid ($22-$10)x1000 = $12,000, less applicable taxes.
Unvested options will be rolled over to DG options, which means that you will receive DG options valued equivalent to your unvested MediaMind options.

These materials are for informational purposes only and are not a recommendation or solicitation with respect to the tender off to be commenced by DG FastChannel, Inc. for all of the outstanding shares of common stock of the Company. At the time the planned offer is commenced, an affiliate of DG FastChannel, Inc. will file a tender offer statement on Schedule TO with the Securities and Exchange Commission (the “SEC”) and the Company will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the planned offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials will be made available to stockholders of the Company at no expense to them. In addition, all of those materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s Web site: www.sec.gov and may also be obtained by contacting the information agent for the tender offer (when one is selected) or by contacting the Company’s Investor Relations Department at (212) 871-3953.